The numbers are staggering… the web traffic is extraordinary…

Significant desire by Americans to buy American-made has never been in greater demand. But easily shopping for American-made products – manufactured by Americans, in American towns and cities, from sea to shining sea… is no easy task.

MadeInUSA.com is built using the latest technology and is the most comprehensive, secure, online resource for consumers and corporate buyers who know that buying American-made isn't just patriotic, it's an investment into our communities, our labor force, and our economy.

Designed with the shopper in mind, MadeInUSA.com makes it easy for shoppers to find the product they're looking for by vendor, brand, category, or specific item. They can also shop with the confidence of knowing that MadeInUSA.com is a trusted source of American-made products, clearly identifying the products classification. Buyers can identify and search by seller designations such as; veteran, female, minority or small business. And also by one of 3 categories -- made in USA… Made in USA with domestic and global materials… and assembled in the USA.

For the manufactures and sellers, the ability and opportunity to showcase their products on a website that only permits American-made products has never been easier. The seller's experience begins by submitting an application to sell. Once the company is approved, they will choose from over 6000 of Google's categories and subcategories, while also having the option to include several attributes such as color and size. Once items are submitted, they are manually evaluated for compliance to meet one of the 3 Made in USA criteria.

Next, following item approval, the vendor dashboard will provide quick turnkey product uploads, that can make it easy to build storefronts, and allows the vendor to track orders and payments.

Both buyer and seller will benefit from the MadeInUSA.com unique headless e-commerce platform. The entire platform is built with proprietary coding.

MadeInUSA.com will function across a network of "ghost hosts" - utilizing military grade encryption, making it light weight, eliminating the risk of de-platforming, all enhancing the speed and security for the site, and the user experience.

The consumer facing side will be very familiar and easy to use -- from searching for a specific item, selecting that item, building a shopping cart, then checking out, using all the usual forms of payment.

The admin and accounting side is still in the development stage.

Your investment will be used to put staff in place to finish and maintain the platform and establish a customer service team.

So join with the MadeInUSA.com team and let's give millions of Americans an option they've never had before.